FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 07, 2018

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Reports Fourth Quarter 2017 Financial Results in an investor conference” dated February 07, 2018.

2.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Fourth Quarter 2017 Results” dated February 07, 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: February 07, 2018	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

News Release

AUO Reports Net Profit Attributable to Owners of the Company of NT$32.36 Billion for 2017

Setting a 10-year high and 5 consecutive years of profitability

Issued by: AU Optronics Corp.
Issued on: February 07, 2018

Hsinchu, Taiwan, February 07, 2018–

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its consolidated financial results for the fourth quarter and fiscal year of 2017(1).

Consolidated revenues in the fourth quarter of 2017 were NT$80.66 billion, down by 7.7% from the previous quarter. AUO’s net profit attributable to owners of the Company was NT$4.20 billion, with a basic EPS(2) of NT$0.44.

For the fiscal year of 2017, consolidated revenues totaled NT$341.03 billion, an increase of 3.6% year-over-year. Net profit attributable to owners of the Company was NT$32.36 billion, with a basic EPS(2) of NT$3.36.

In the fourth quarter of 2017, large-sized panel shipments reached around 28.65 million units, down by 1.5% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter exceeded 46.96 million units, up by 0.3% quarter-over-quarter.

For the full year of 2017, large-sized panel shipments exceeded 111.80 million units, an increase of 1.2% from the previous year. Small and medium-sized panel shipments totaled 168.85 million units, up by 9.7% year-over-year.

Highlights of consolidated results for the fourth quarter of 2017:

•	Revenues of NT$80.66 billion

•	Operating profit of NT$5.70 billion

•	Net profit attributable to owners of the Company at NT$4.20 billion

•	Basic EPS(2) of NT$0.44

1/3

•	Gross margin was 13.9%

•	Operating margin was 7.1%

•	EBITDA(4) margin was 17.9%

•	Operating margin of Display Segment was 7.9%

•	EBITDA(4) margin of Display Segment was 18.8%

Highlights of consolidated results for the fiscal year of 2017:

•	Revenues of NT$341.03 billion

•	Operating profit of NT$39.14 billion

•	Net profit attributable to owners of the Company at NT$32.36 billion

•	Basic EPS(2) of NT$3.36

•	Gross margin was 17.9%

•	Operating margin was 11.5%

•	EBITDA(4) margin was 22.2%

•	Operating margin of Display Segment was 12.4%

•	EBITDA(4) margin of Display Segment was 23.2%

Looking back on the fourth quarter, although AUO’s revenues were down by 7.7% from the previous quarter due to continued panel prices decline, the Company’s profitability was still at a good level. Operating profit for the fourth quarter reached NT$ 5.70 billion. Net profit attributable to owners of the Company reached NT$4.20 billion. For the full year of 2017, revenues grew by 3.6% year over year. Operating profit for 2017 more than tripled over the previous year to NT$39.14 billion. Net profit attributable to owners of the Company reached NT$32.36 billion, more than quadrupled year over year. Both the profitability indexes marked the highest in a decade.

In 2017, AUO continued to implement the value-added and product differentiation strategies, and have achieved the astonishing results of five consecutive years of profitability. Looking ahead, on the basis of solid financial performances, the Company will continue to make optimal investment in high-quality capacity, to accelerate value-transformation, and to reinforce the ability of technology innovation. These strategies will help the Company maintain stable profitability in the long-term, and become the lead player in the industry.

2/3

(1) All financial information was prepared by the Company in accordance with Taiwan IFRS.

(2) Basic EPS in the fourth quarter and the fiscal year of 2017 were calculated based on the weighted average outstanding shares of the fiscal year of 2017 (9,624 million shares).

(3) Large size refers to panels that are 10 inches and above.

(4) EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

###

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.2 inches to 85 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008 and provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index from 2010 to 2017. AUO’s consolidated revenues in 2017 were NT$341.03 billion. For more information, please visit AUO.com.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release include “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on March 30, 2017. In addition, our SEC reports, including our Annual Report on Form 20-F contains other information on these and other factors that could affect our financial results and cause actual results to differ materially from any forward-looking information we may provide. We undertake no obligation to update or revise any forward-looking statements to reflect subsequent events, new information or future circumstances.

For more information, please contact:

Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com

3/3

Item 2

AU Optronics Corp.

Fourth Quarter 2017 Results Investor Conference

友達光電

2017年第四季法人說明會

Feb. 7, 2018

Safe Harbor Notice

• The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations.

• Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

• Beginning on January 1, 2013, we have adopted the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) to the extent endorsed by the ROC Financial Supervisory Commission (“FSC”) (“Taiwan IFRS”) for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.

• Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Statement of Comprehensive Income

Selected Items from Statement of Comprehensive Income

Amount : NT$ Million

	4Q17		3Q17		QoQ %	4Q16	
Net Sales	**80,664**	**100.0%**	**87,395**	**100.0%**	**(7.7%)**	**91,846**	**100.0%**
Cost of Goods Sold	(69,488)	(86.1%)	(72,083)	(82.5%)	(3.6%)	(74,616)	(81.2%)
Gross Profit	**11,176**	**13.9%**	**15,313**	**17.5%**	**(27.0%)**	**17,229**	**18.8%**
Operating Expenses	(5,473)	(6.8%)	(5,570)	(6.4%)	(1.7%)	(5,669)	(6.2%)
Operating Profit	**5,703**	**7.1%**	**9,743**	**11.1%**	**(41.5%)**	**11,560**	**12.6%**
Net Non-operating Income(Expenses)	(440)	(0.5%)	764	0.9%	–	(269)	(0.3%)
Profit before Tax	**5,263**	**6.5%**	**10,507**	**12.0%**	**(49.9%)**	**11,291**	**12.3%**
Net Profit	**3,654**	**4.5%**	**8,224**	**9.4%**	**(55.6%)**	**8,375**	**9.1%**
Net Profit Attributable to Owners of Company	**4,195**	**5.2%**	**8,856**	**10.1%**	**(52.6%)**	**8,971**	**9.8%**
Basic EPS (NT$)[a]	**0.44**		**0.92**		**(52.2%)**	**0.93**	
Operating Profit + D&A	**14,403**	**17.9%**	**18,455**	**21.1%**	**(22.0%)**	**21,839**	**23.8%**
Display Segment Information:							
Net Sales	76,255	100.0%	82,718	100.0%	(7.8%)	86,673	100.0%
Operating Profit	6,022	7.9%	9,759	11.8%	(38.3%)	12,235	14.1%
Operating Profit + D&A	14,348	18.8%	18,076	21.9%	(20.6%)	22,070	25.5%
Unit Shipments (mn)[b]							
Large Size Panels	**28.6**		**29.1**		**(1.5%)**	**28.3**	
Small & Medium Size Panels	**47.0**		**46.8**		**0.3%**	**35.7**	

a) Basic EPS in both 4Q17 and 3Q17 were calculated based on the weighted average outstanding shares of 2017 (9,624m shares); Basic EPS in 4Q16 was calculated based on the weighted average outstanding shares of 2016 (9,624m shares).

b) Large size refers to panels that are 10 inches and above

© 2017 AU Optronics Corporation – Proprietary and Confidential
3

Statement of Comprehensive Income

Selected Items from Statement of Comprehensive Income

Amount : NT$ Million

  FY 2017     FY 2016       YoY %

Net Sales 341,028 100.0% 329,089 100.0%   3.6%

Cost of Goods Sold (279,987) (82.1%) (294,598) (89.5%)   (5.0%)

Gross Profit 61,042 17.9% 34,491 10.5%   77.0%

Operating Expenses (21,903) (6.4%) (22,153) (6.7%)   (1.1%)

Operating Profit 39,139 11.5% 12,338 3.7%   217.2%

Net Non-operating Income(Expenses) 224 0.1% (1,153) (0.4%)     －

Profit before Tax 39,364 11.5% 11,186 3.4%   251.9%

Net Profit 30,258 8.9% 6,607 2.0%   358.0%

Net Profit Attributable to Owners of Company 32,359 9.5% 7,819 2.4%   313.9%

Basic EPS (NT$)(a ) 3.36   0.81     314.8%

Operating Profit + D&A 75,569 22.2% 52,032 15.8% 45.2%

ROE(b ) 16.6%   4.3%   285.3%

Display Segment Information:

Net Sales 322,335 100.0% 304,827 100.0% 5.7%

Operating Profit 39,971 12.4% 12,704 4.2% 214.6%

Operating Profit + D&A 74,788 23.2% 50,564 16.6% 47.9%

Unit Shipments (mn)(c)

Large Size Panels 111.8   110.5   1.2%

Small & Medium Size Panels 168.9   154.0   9.7%

a) Basic EPS in both 2017 and 2016 were calculated based on the weighted average outstanding shares of 9,624m shares.

b) ROE was based on average equity attributable to shareholders of the parent company

c) Large size refers to panels that are 10 inches and above

Consolidated Balance Sheet Highlights

Amount : NT$ Million

  4Q17   3Q17     QoQ %     4Q16

Cash & ST Investment (a )

105,021 107,656   (2.4%)   80,191

Inventory 24,854 25,021   (0.7%)   27,679

Short Term Debt (b ) 11,580 21,073   (45.1%)   18,601

Long Term Debt 102,453 101,996   0.4%   106,188

Equity 225,245 220,317   2.2%   199,635

Total Assets 441,451 449,239   (1.7%)   429,769

Inventory Turnover (Days)(c) 33 32       33

Net Debt to Equity (d ) 4.0% 7.0%     22.3%

a) Excluding time deposit with maturity longer than 3 months (NT$0m in 4Q17,3Q17 and 4Q16 )

b) Short term debt refers to all interest bearing debt maturing within one year

c) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

d) Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and ST Investment) / Equity

Consolidated Cash Flow Highlights

Amount : NT$ Million

  4Q17   3Q17     QoQ

From Operating Activities 22,697 19,754   2,944

Profit before Tax 5,263 10,507   (5,244)

Depreciation & Amortization 8,701 8,712   (12)

Net Change in Working Capital 8,375 569   7,806

From Investing Activities (17,793) (7,584)   (10,209)

Capital Expenditure (17,593) (8,072)   (9,521)

From Financing Activities (6,991) (7,421)   430

Net Change in Debt (8,776) (1,926)   (6,850)

Net Change in Cash(a ) (2,635) 4,855   (7,490)

In addition to cash generated from operating, investing and financing activities, net change in cash also include effect on currency exchange of foreign subsidiaries

Display Revenue Breakdown by Application

– Mobile PC : including Notebook and Tablet displays

– Mobile Device : including displays for mobile phones and other related products

– Commercial and Others: including displays for automobile, industrial PC, ATM, point of sale (POS), pachinko, and etc.

 Display Revenue Breakdown by Size

Consolidated Shipments & ASP by Area

Shipments in square meter

ASP per square meter

– ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Customs Administration, Ministry of Finance of each respective quarter

Consolidated Small & Medium Panel

Shipments by Area & Revenues

Shipments in square meter

Revenues

– Small & Medium size refers to panels that are under 10 inches

www.auo.com

ir@auo.com

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Three Months Ended December 31, 2017 and 2016 and September 30, 2017

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

		Year over Year Comparison					Sequential Comparison
		4Q17		4Q16			4Q17		3Q17
	USD	NTD	%	NTD	YoY%	USD	NTD	%	NTD	QoQ%
Net Sales	2,721	80,664	100.0	91,846	(12.2)	2,721	80,664	100.0	87,395	(7.7)
Cost of Goods Sold	2,344	69,488	86.1	74,616	(6.9)	2,344	69,488	86.1	72,083	(3.6)
Gross Profit	377	11,176	13.9	17,229	(35.1)	377	11,176	13.9	15,313	(27.0)

Operating Expenses	185	5,473	6.8	5,669	(3.5)	185	5,473	6.8	5,570	(1.7)
Operating Profit(Loss)	192	5,703	7.1	11,560	(50.7)	192	5,703	7.1	9,743	(41.5)

Net Non-operating Income(Expenses)	(15)	(440)	(0.5)	(269)	63.4	(15)	(440)	(0.5)	764	－
Profit(Loss) before Income Tax	178	5,263	6.5	11,291	(53.4)	178	5,263	6.5	10,507	(49.9)

Income Tax Expense	(54)	(1,610)	(2.0)	(2,916)	(44.8)	(54)	(1,610)	(2.0)	(2,283)	(29.5)
Net Profit(Loss)	123	3,654	4.5	8,375	(56.4)	123	3,654	4.5	8,224	(55.6)

Other Comprehensive Income(Loss)	(16)	(475)	(0.6)	(1,066)	(55.4)	(16)	(475)	(0.6)	946	－
Total Comprehensive Income(Loss)	107	3,179	3.9	7,310	(56.5)	107	3,179	3.9	9,170	(65.3)

Net Profit(Loss) Attributable to:

Owners of Company	142	4,195	5.2	8,971	(53.2)	142	4,195	5.2	8,856	(52.6)
Non-Controlling Interests	(18)	(541)	(0.7)	(596)	(9.1)	(18)	(541)	(0.7)	(632)	(14.4)
Net Profit(Loss)	123	3,654	4.5	8,375	(56.4)	123	3,654	4.5	8,224	(55.6)

Total Comprehensive Income(Loss) Attributable to:

Owners of Company	127	3,774	4.7	8,141	(53.6)	127	3,774	4.7	9,468	(60.1)
Non-Controlling Interests	(20)	(596)	(0.7)	(831)	(28.3)	(20)	(596)	(0.7)	(298)	99.8
Total Comprehensive Income(Loss)	107	3,179	3.9	7,310	(56.5)	107	3,179	3.9	9,170	(65.3)

Basic Earnings Per Share	0.01	0.44		0.93		0.01	0.44		0.92
Basic Earnings Per ADS(2)
	0.15	4.36		9.32		0.15	4.36		9.20
Weighted-Average Shares Outstanding ('M)		9,624		9,624			9,624		9,624

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.64 per USD as of December 31, 2017

   (2) 1 ADS equals 10 common shares

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Year Ended December 31, 2017 and 2016

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

		Year over Year Comparison
		FY 2017		FY 2016
	USD	NTD	%	NTD	YoY%
Net Sales	11,506	341,028	100.0	329,089	3.6
Cost of Goods Sold	9,446	279,987	82.1	294,598	(5.0)
Gross Profit	2,059	61,042	17.9	34,491	77.0

Operating Expenses	739	21,903	6.4	22,153	(1.1)
Operating Profit(Loss)	1,320	39,139	11.5	12,338	217.2

Net Non-operating Income(Expenses)	8	224	0.1	(1,153)	－
Profit(Loss) before Income Tax	1,328	39,364	11.5	11,186	251.9

Income Tax Expense	(307)	(9,105)	(2.7)	(4,579)	98.8
Net Profit(Loss)	1,021	30,258	8.9	6,607	358.0

Other Comprehensive Income(Loss)	(32)	(960)	(0.3)	(6,360)	(84.9)
Total Comprehensive Income(Loss)	988	29,298	8.6	247	11,758.4

Net Profit(Loss) Attributable to:

Owners of Company	1,092	32,359	9.5	7,819	313.9
Non-Controlling Interests	(71)	(2,101)	(0.6)	(1,212)	73.3
Net Profit(Loss)	1,021	30,258	8.9	6,607	358.0
Total Comprehensive Income(Loss) Attributable to:

Owners of Company	1,071	31,755	9.3	3,327	854.6
Non-Controlling Interests	(83)	(2,456)	(0.7)	(3,079)	(20.2)
Total Comprehensive Income(Loss)	988	29,298	8.6	247	11,758.4

Basic Earnings Per Share	0.11	3.36		0.81
Basic Earnings Per ADS(2)
	1.13	33.62		8.12
Weighted-Average Shares Outstanding ('M)		9,624		9,624

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.64 per USD as of December 31, 2017

  (2) 1 ADS equals 10 common shares

AU OPTRONICS CORP. AND SUBSIDIARIES Consolidated Condensed Balance Sheets December 31, 2017 and 2016 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	December 31, 2017			December 31, 2016		YoY
ASSETS	USD	NTD	%	NTD	%	NTD	%
Cash and Cash Equivalents	3,543	105,021	23.8	80,191	18.7	24,829	31.0
Notes & Accounts Receivables	1,371	40,645	9.2	48,278	11.2	(7,632)	(15.8)
Other Current Financial Assets	20	589	0.1	626	0.1	(37)	(5.9)
Inventories	839	24,854	5.6	27,679	6.4	(2,825)	(10.2)
Other Current Assets	306	9,067	2.1	6,572	1.5	2,494	37.9
Total Current Assets	6,079	180,176	40.8	163,346	38.0	16,829	10.3

Long-term Investments	336	9,945	2.3	8,209	1.9	1,737	21.2
Net Fixed Assets	7,589	224,933	51.0	222,742	51.8	2,191	1.0
Other Non-Current Assets	891	26,397	6.0	35,473	8.3	(9,075)	(25.6)
Total Non-Current Assets	8,815	261,276	59.2	266,423	62.0	(5,147)	(1.9)

Total Assets	14,894	441,451	100.0	429,769	100.0	11,682	2.7

LIABILITIES
Short-term Borrowings	116	3,424	0.8	527	0.1	2,898	550.1
Accounts Payable	1,841	54,575	12.4	59,998	14.0	(5,424)	(9.0)
Current Installments of Long-term Borrowings	275	8,155	1.8	18,075	4.2	(9,919)	(54.9)
Current Financial Liabilities	4	107	0.0	901	0.2	(794)	(88.2)
Accrued Expense & Other Current Liabilities	973	28,845	6.5	25,119	5.8	3,726	14.8
Machinery and Equipment Payable	409	12,131	2.7	12,647	2.9	(516)	(4.1)
Total Current Liabilities	3,618	107,237	24.3	117,266	27.3	(10,030)	(8.6)

Long-term Borrowings	3,457	102,453	23.2	106,188	24.7	(3,735)	(3.5)
Other Non-Current Liabilities	220	6,517	1.5	6,680	1.6	(163)	(2.4)
Total Non-Current Liabilities	3,676	108,970	24.7	112,868	26.3	(3,898)	(3.5)

Total Liabilities	7,294	216,206	49.0	230,134	53.5	(13,928)	(6.1)

EQUITY
Common Stock	3,247	96,242	21.8	96,242	22.4	0	0.0
Capital Surplus	2,043	60,540	13.7	59,980	14.0	561	0.9
Retained Earnings	1,725	51,116	11.6	24,243	5.6	26,872	110.8
Other Equity	9	256	0.1	779	0.2	(523)	(67.1)
Non-Controlling Interests	577	17,091	3.9	18,390	4.3	(1,300)	(7.1)
Total Equity	7,599	225,245	51.0	199,635	46.5	25,610	12.8

Total Liabilities & Equity	14,894	441,451	100.0	429,769	100.0	11,682	2.7

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.64 per USD as of December 31, 2017

 (2) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Cash Flow Statements

For the Period Ended December 31, 2017 and 2016

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD)  )

	FY 2017		FY 2016
	USD	NTD	NTD
Cash Flow from Operating Activities:

Profit(Loss) before Income Taxes	1,328	39,364	11,186
Depreciation & Amortization	1,229	36,430	39,693
Share of Profit of Equity-Accounted Investees	(8)	(239)	(101)
Changes in Working Capital	297	8,789	(10,715)
Changes in Others	1	20	(3,367)
Net Cash Provided(Used) by Operating Activities	2,846	84,363	36,696

Cash Flow from Investing Activities:
Acquisition of AFS Investments	(6)	(187)	0
Proceeds from Disposal of AFS Investments	0	0	10
Acquisition of Property, Plant and Equipment	(1,480)	(43,882)	(46,220)
Proceeds from Disposal of Property, Plant and Equipment	39	1,150	790
Acquisition of Equity-Accounted Investees and Financial Assets Carried at Cost	(14)	(411)	(307)
Proceeds from Disposal of Equity-Accounted Investees and Financial Assets Carried at Cost	0	0	3,523
Proceeds from Return of Capital by Financial Assets Carried at Cost	1	32	0
Decrease(Increase) in Other Financial Assets	(2)	(44)	(37)
Decrease(Increase) in Intangible Assets	(7)	(197)	(187)
Decrease(Increase) in Other Assets	(14)	(404)	(17)
Cash Increase Resulting from Change in Consolidated Entity	9	276	179
Net Cash Provided(Used) in Investing Activities	(1,473)	(43,667)	(42,267)

Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	98	2,904	(1,066)
Increase(Decrease) in Long-term Borrowings	(424)	(12,571)	16,149
Increase(Decrease) in Guarantee Deposits	(1)	(35)	(31)
Cash Dividends	(182)	(5,390)	(3,368)
Changes in Non-Controlling Interests and Others	57	1,681	(962)
Net Cash Provided(Used) by Financing Activities	(452)	(13,410)	10,721

Effect of Exchange Rate Changes on Cash	(83)	(2,456)	(3,839)
Net Increase(Decrease) in Cash and Cash Equivalents	838	24,829	1,311
Cash and Cash Equivalents at Beginning of Period	2,706	80,191	78,881
Cash and Cash Equivalents at End of Period	3,543	105,021	80,191

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.64 per USD as of December 31, 2017